Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts

Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Third Quarter 2022 Results

Lod, Israel – November 2, 2022 - AudioCodes (NASDAQ: AUDC) Press Release

Third Quarter Highlights

•	Quarterly revenues increased by 10% year-over-year to $69.7 million; Quarterly service revenues increased by 8.2% year-over-year to $26.8 million.

•	GAAP results:

o	Quarterly GAAP gross margin was 62.8%;

o	Quarterly GAAP operating margin was 10.1%; and

o	Quarterly GAAP net income was $5.4 million, or $0.17 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 63.2%;

o	Quarterly Non-GAAP operating margin was 15.5%; and

o	Quarterly Non-GAAP net income was $10.5 million, or $0.32 per diluted share.

•	Net cash provided by operating activities was $2.1 million for the quarter.

•	AudioCodes declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of $5.7 million, was paid on August 31, 2022 to shareholders of record on August 17, 2022.

•	AudioCodes repurchased 273,224 of its ordinary shares during the quarter at an aggregate cost of $6.1 million.

AudioCodes Reports Third Quarter 2022 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes (NASDAQ: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the third quarter ended September 30, 2022.

Revenues for the third quarter of 2022 were $69.7 million compared to $63.4 million for the third quarter of 2021.

Net income was $5.4 million, or $0.17 per diluted share, for the third quarter of 2022, compared to $8.3 million, or $0.24 per diluted share, for the third quarter of 2021.

On a Non-GAAP basis, net income was $10.5 million, or $0.32 per diluted share, for the third quarter of 2022 compared to $12.9 million, or $0.38 per diluted share, for the third quarter of 2021.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Callverso Ltd; (iv) other income related to a payment made by the landlord to AudioCodes Inc., a subsidiary of the Company, in connection with the termination of a lease agreement for its offices in New Jersey; (v) financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies; and (vi) non-cash deferred tax expenses (income). A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $2.1 million for the third quarter of 2022. Cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments were $126.7 million as of September 30, 2022 compared to $174.8 million as of December 31, 2021. The decrease in cash and cash equivalents, long and short-term bank deposits, long and short-term marketable securities and long and short-term financial investments was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend during each of the first and third quarters of 2022.

AudioCodes Reports Third Quarter 2022 Results	Page 2 of 10

AudioCodes Press Release

“I am pleased to report solid financial results for the third quarter of 2022, growing revenues 10% year-over-year,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“We see good continued momentum in both of the key markets that we serve: the UCaaS and the CX markets. Key driver of our growth came from UCaaS where Microsoft Teams related business grew nearly 20% year-over-year.  AudioCodes Live for Microsoft Teams managed services continued to grow and reached a level of $28 million ARR, nearly 100% growth over the year ago period, putting us well on track to achieve our 2022 target of over $30 million.

Our Customer Experience (CX) business was down 5% year-over-year after being up over 20% in the prior quarter. The decline was driven mainly by seasonal softness in Europe. We expect this business to return to growth in the fourth quarter, as we continue to see a strong pipeline of opportunities.

This quarter, AudioCodes was named once again by Omdia as a leader in enterprise SBCs in terms of our market share. We also saw strong activity in the Service Provider (SP) business related to carrier all-IP transformation and PSTN shutdown projects which have re-emerged post-pandemic.

We have made important progress in our Conversational AI (CAI) applications business. We saw increased activity in enterprise voice recording, targeting both compliance recording and the meetings space within Microsoft Teams environments. Additionally, we had record conversational IVR, and VoiceAI Connect platform-as-a-service bookings, which grew by over 30% year-over-year in the quarter.

Lastly, on the operations front, we saw lower gross margin and operating margin than before. As we come to the end of our two-year cycle of increasing investments, announced in early 2021, we are determined to balance our R&D, sales and marketing expenses for the balance of the year and into 2023. We expect that over the next several quarters we will benefit from better FX hedging, easing of supply chain pressures, and the tightening of discretionary spending, while we allocate investments prudently to strategic areas of our business. These factors should put us on track to drive improved operating leverage in 2023 and beyond,” concluded Mr. Adlersberg.

AudioCodes Reports Third Quarter 2022 Results	Page 3 of 10

AudioCodes Press Release

Share Buy Back Program and Cash Dividend

In June 2022, the Company received court approval in Israel to purchase up to an aggregate amount of $35 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend out of any part of this amount. The approval is valid through December 12, 2022.

On August 2, 2022, the Company declared a cash dividend of 18 cents per share. The dividend, in the aggregate amount of approximately $5.7 million, was paid on August 31, 2022 to all of the Company's shareholders of record on August 17, 2022.

During the quarter ended September 30, 2022, the Company acquired 273,224 of its ordinary shares under its share repurchase program for a total consideration of $6.1 million.

As of September 30, 2022, the Company had $23.2 million available under the approval for the repurchase of shares and/or declaration of cash dividends.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's third quarter of 2022 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: 888-506-0062

International Participants: +1 (973) 528-0011

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Third quarter of 2022 earnings call supplementary slides are available at AudioCodes’ investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

AudioCodes Reports Third Quarter 2022 Results	Page 4 of 10

AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2021 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience is trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Third Quarter 2022 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,892	$79,423
Restricted cash	-	5,100
Short-term and restricted bank deposits	5,205	220
Short-term marketable securities and accrued interest	2,974	669
Short-term financial investments	16,025	-
Trade receivables, net	50,067	48,956
Other receivables and prepaid expenses	9,729	9,197
Inventories	31,825	23,988
Total current assets	140,717	167,553

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$-	$94
Long-term Trade receivables	11,376	-
Long-term marketable securities and accrued interest	76,791	89,307
Long-term financial investments	833	-
Deferred tax assets	9,855	8,905
Operating lease right-of-use assets	14,838	16,457
Severance pay funds	18,231	22,724
Total long-term assets	131,924	137,487

PROPERTY AND EQUIPMENT, NET	4,098	4,394

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,327	39,930

Total assets	$316,066	$349,364

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$12,502	$7,863
Other payables and accrued expenses	38,600	38,350
Deferred revenues	38,458	41,591
Short-term operating lease liabilities	7,881	8,139
Total current liabilities	97,441	95,943

LONG-TERM LIABILITIES:
Accrued severance pay	$18,070	$22,895
Deferred revenues and other liabilities	16,407	13,637
Long-term operating lease liabilities	5,411	11,391
Total long-term liabilities	39,888	47,923

Total shareholders’ equity	178,737	205,498
Total liabilities and shareholders' equity	$316,066	$349,364

AudioCodes Reports Third Quarter 2022 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Revenues:
Products	$122,285	$113,423	$42,879	$38,610
Services	82,152	69,398	26,841	24,798
Total Revenues	204,437	182,821	69,720	63,408
Cost of revenues:
Products	47,851	40,483	17,733	13,513
Services	23,966	15,884	8,237	5,772
Total Cost of revenues	71,817	56,367	25,970	19,285
Gross profit	132,620	126,454	43,750	44,123
Operating expenses:
Research and development, net	44,752	38,944	14,811	14,172
Selling and marketing	52,035	45,460	17,663	15,781
General and administrative	12,850	11,797	4,267	4,172
Total operating expenses	109,637	96,201	36,741	34,125
Operating income	22,983	30,253	7,009	9,998
Financial income, net	2,195	1,099	344	103
Income before taxes on income	25,178	31,352	7,353	10,101
Taxes on income, net	(4,261)	(4,856)	(1,980)	(1,838)
Net income	$20,917	$26,496	$5,373	$8,263
Basic net earnings per share	$0.66	$0.81	$0.17	$0.25
Diluted net earnings per share	$0.64	$0.78	$0.17	$0.24
Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,919	32,790	31,717	32,618
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,619	34,005	32,256	33,843

AudioCodes Reports Third Quarter 2022 Results	Page 7 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP net income	$20,917	$26,496	$5,373	$8,263
GAAP net earnings per share	$0.64	$0.78	$0.17	$0.24
Cost of revenues:
Share-based compensation (1)	300	277	126	123
Amortization expenses (2)	570	204	190	68
	870	481	316	191
Research and development, net:
Share-based compensation (1)	2,642	2,018	755	776
Deferred payments expense (3)	375	-	125	-
	3,017	2,018	880	776
Selling and marketing:
Share-based compensation (1)	4,694	4,246	1,543	1,401
Amortization expenses (2)	33	10	11	2
Deferred payments expense (3)	375	-	125	-
	5,102	4,256	1,679	1,403
General and administrative:
Share-based compensation (1)	3,734	3,286	1,212	1,174
Other Income (4)	(1,093)	-	(283)	-
	2,641	3,286	929	1,174
Financial expenses (income):
Exchange rate differences (5)	(1,094)	(944)	121	38

Income taxes:
Deferred tax (6)	1,576	2,763	1,223	1,094
Non-GAAP net income	$33,029	$38,356	$10,521	$12,939
Non-GAAP diluted net earnings per share	$0.99	$1.11	$0.32	$0.38
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	33,449	34,515	33,231	34,372

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization expenses related to intangible assets.
(3)	Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4)	Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5)	Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6)	Non-cash deferred tax expense.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$20,917	$26,496	$5,373	$8,263
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,261	1,746	797	588
Amortization of marketable securities premiums and accretion of discounts, net	1,155	1,241	362	500
Increase (decrease) in accrued severance pay, net	(332)	(708)	265	284
Share-based compensation expenses	11,370	9,827	3,636	3,474
Decrease in deferred tax assets, net	1,424	2,729	1,187	1,082
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(80)	(31)	(82)	(54)
Gain derived from financial investments	(648)	-	(318)	-
Decrease in operating lease right-of-use assets	4,639	5,705	1,497	1,843
Decrease in operating lease liabilities	(9,258)	(8,245)	(3,029)	(3,638)
Changes in IIA settlement liability, net	-	176	-	235
Increase in trade receivables, net	(12,487)	(5,752)	(5,114)	(3,267)
Increase in other receivables and prepaid expenses	(1,344)	(960)	(124)	(1,757)
Decrease (increase) in inventories	(8,048)	4,748	(4,198)	794
Increase (decrease) in trade payables	4,639	(1,780)	5,064	2,588
Increase (decrease) in other payables and accrued expenses	(6,203)	3,429	(1,404)	3,197
Increase (decrease) in deferred revenues	(147)	4,470	(1,810)	(1,119)
Net cash provided by operating activities	7,858	43,091	2,102	13,013

Cash flows from investing activities:
Investment in short-term deposits	(5,000)	-	-	-
Proceeds from short-term deposits	15	84,454	2	151
Proceeds from long-term deposits	94	-	94	-
Purchase of financial investments	(16,210)	-	(540)	-
Proceeds from redemption of marketable securities	1,123	1,053	-	-
Purchase of marketable securities	-	(41,094)	-	(23,569)
Proceeds from sale of marketable securities	-	2,571	-	2,061
Net cash paid in acquisition of subsidiary	(100)	-	-	-
Purchase of property and equipment	(1,151)	(943)	(572)	(527)
Net cash provided by (used in) investing activities	(21,229)	46,041	(1,016)	(21,884)

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(35,241)	(31,199)	(6,072)	(13,848)
Repayment of bank loans	-	(900)	-	(300)
Cash dividends paid to shareholders	(11,552)	(10,865)	(5,720)	(5,563)
Proceeds from issuance of shares upon exercise of options and warrants	533	1,346	352	609
Net cash used in financing activities	(46,260)	(41,618)	(11,440)	(19,102)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(59,631)	47,514	(10,354)	(27,973)
Cash, cash equivalents and restricted cash at beginning of period	84,523	46,034	35,246	121,521
Cash, cash equivalents and restricted cash at end of period	$24,892	$93,548	$24,892	$93,548

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